SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MARCH 16, 2006

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ir/

Media Relations
(1 646) 284-9400
ialmeida@hfgcg.com

Free Translation

BRASIL TELECOM S.A.
Corporate Taxpayers’ Registry 76.535.764/0001 -43
Board of Trade 53 3 0000622 - 9
Publicly Held Company

MATERIAL FACT

BRASIL TELECOM S.A. (“Brasil Telecom” or “Company”), in compliance with art. 157 of Law 6,404/76 and CVM Instruction 358/02, hereby informs to its Shareholders and to the market in general the following:

On April 28, 2005, still under the management appointed by the Opportunity Group, Brasil Telecom and its subsidiary, 14 Brasil Telecom Celular S.A. (“BTC”) celebrated with TIM International N.V. (“TIMI”) and TIM Brasil Serviços e Participações S.A. (“TIMB”) several agreements, including a contract entitled “Merger Agreement” (“Acordo de Incorporação”) and a “Protocol” associated to it.

According to material facts disclosed by the Company, the merger was forbidden by injunctions rendered by the Brazilian and American Courts of Law, in lawsuits filed by its controlling shareholders.

Brasil Telecom’s understanding is that the Merger Agreement and its respective Protocol were celebrated, among other grounds, in conflict of interest, violation of the law and the Company’s By-Laws and, still, in breach of shareholders’ agreements and lacking the necessary corporate approvals. Furthermore, the current management considers that such agreements are contrary to the Company’s best interests, specifically regarding its mobile telephony business.

Thus, based on the Merger Agreement itself, Brasil Telecom and BTC began an arbitration process on March 15, 2006 against TIMI and TIMB to declare the nullity or to obtain the annulment of the referred agreement. Such arbitration shall be governed by the rules of the International Chamber of Commerce (Câmara de Comércio Internacional).

Brasília/DF, March 16, 2006

Charles Laganá Putz
Investor Relations Officer
Brasil Telecom S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2006

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer